
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388


03037986

21 November 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

03 DEC -5 AM 7:21

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Monica Koh (Ms)
Senior Legal Counsel

Encs.

/Announcement/Submission to SEC/MP/at

MASNET No. 14 OF 20.11.2003 03 DEC -5 AM 7:21
Announcement No. 14

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Ng Seng Sum
Date of notice to company:	19/11/2003
Date of change of interest:	10/11/2003
Name of registered holder:	Ng Seng Sum
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	113,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held before the transaction: **% of issued share capital:**	6,700
No. of shares held after the transaction: **% of issued share capital:**	119,700

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		6,700
No. of shares held after the transaction: **% of issued share capital:**		119,700
Total shares:		119,700

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 20/11/2003, the date of receipt of the notice, to the SGX

MASNET No. 36 OF 18.11.2003
Announcement No. 36

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Tan Cher How
Date of notice to company:	18/11/2003
Date of change of interest:	14/11/2003
Name of registered holder:	Tan Cher How
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	20,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held before the transaction: **% of issued share capital:**	7,020
No. of shares held after the transaction: **% of issued share capital:**	27,020

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	6,740	7,020
No. of shares held after the transaction: **% of issued share capital:**	6,740	27,020
Total shares:	6,740	27,020

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 18/11/2003, the date of receipt of the notice, to the SGX

MASNET No. 29 OF 14.11.2003
Announcement No. 29

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	14/11/2003
Date of change of interest:	13/11/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(20,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.81
No. of shares held before the transaction: **% of issued share capital:**	124,760
No. of shares held after the transaction: **% of issued share capital:**	104,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	124,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	104,760
Total shares:	1,540	104,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 14/11/2003, the date of receipt of the notice, to the SGX

MASNET No. 18 OF 14.11.2003
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Interested Person Transactions

Attached is an announcement by Singapore Telecommunications Limited pursuant to Listing Rule 920 of the Listing Manual.



mas-274.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 14/11/2003 to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO RULE 920 OF THE SGX LISTING MANUAL

INTERESTED PERSON TRANSACTIONS

For the half year ended 30 September 2003, the interested person transactions carried out under the Shareholders Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and which was renewed at the Annual General Meeting held on 30 August 2002 [1] were as follows :

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$ million	S$ million
1-Net Singapore Pte Ltd	-	0.2
CET Technologies Pte Ltd	-	0.1
CIS-COMM Systems Pte Ltd	-	0.3
Digital Network Access Communications Pte Ltd	-	4.0
MCN International Pte Ltd	-	0.3
MediaCorp News Pte Ltd	-	0.3
MediaCorp Press Ltd	1.4	0.1
PowerGrid Limited	-	4.0
PSA Corporation Limited	-	0.3
Radiance Communications Pte Ltd	-	0.7
Raffles International Limited	-	1.2
SembCorp Engineers and Constructors Pte Ltd	-	0.2
Senoko Energy Supply Pte Ltd	-	10.0
Singapore Airlines Limited	-	2.7
Singapore MRT Ltd	-	1.9
SNP Sprint Pte Ltd	0.1	0.5
Starhub Cable Vision Ltd	2.4	12.0
Starhub Pte Ltd	1.1	5.4
TeleChoice International Pte Ltd	-	0.6
Temasek Holdings (Pte) Ltd	-	0.9
Tuas Power Supply Pte Ltd	-	1.0
	5.0	46.7

[1] The Shareholders Mandate expired on 29 August 2003 and has not been renewed.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated: 14 November 2003